

NEWS RELEASE
For information contact:
Kevin B. Habicht
Chief Financial Officer
(407) 265-7348

FOR IMMEDIATE RELEASE
February 13, 2018

RECORD ANNUAL RESULTS
ANNOUNCED BY NATIONAL RETAIL PROPERTIES, INC.

Orlando, Florida, February 13, 2018 – National Retail Properties, Inc. (NYSE: NNN), a real estate investment trust, today announced operating results for the quarter and year ended December 31, 2017. Highlights include:

Operating Results:
- Revenues and net earnings, FFO, Core FFO and AFFO available to common stockholders and diluted per share amounts:

	Quarter Ended December 31,		Year Ended December 31,	
	2017	2016	2017	2016
	(in thousands, except per share data)			
Revenues	$ 150,247	$ 141,199	$ 584,933	$ 533,647
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Net earnings per common share	$ 0.42	$ 0.37	$ 1.45	$ 1.38
FFO available to common stockholders	$ 95,267	$ 88,717	$ 359,179	$ 330,544
FFO per common share	$ 0.63	$ 0.60	$ 2.40	$ 2.28
Core FFO available to common stockholders	$ 95,459	$ 88,717	$ 376,991	$ 340,643
Core FFO per common share	$ 0.63	$ 0.60	$ 2.52	$ 2.35
AFFO available to common stockholders	$ 95,692	$ 90,285	$ 379,083	$ 347,933
AFFO per common share	$ 0.63	$ 0.62	$ 2.54	$ 2.41

- Portfolio occupancy was 99.1% at December 31, 2017 as compared to 98.8% at September 30, 2017, and 99.0% at December 31, 2016

2017 Highlights:
- Increased annual net earnings per common share 5.1%
- Increased annual FFO per common share 5.3%
- Increased annual Core FFO per common share 7.2%
- Increased annual AFFO per common share 5.4%
- Dividend yield of 4.3% at December 31, 2017
- Annual dividend per common share increased 4.3% to $1.86 marking the 28th consecutive year of annual dividend increases - making the company one of only three equity REITs and one of only 88 public companies with 28 or more consecutive annual dividend increases
- Maintained high occupancy levels at 99.1% with a weighted average remaining lease term of 11.5 years

2017 Highlights (continued):
- Invested $754.9 million in 276 properties with an aggregate gross leasable area of approximately 2,243,000 square feet at an initial cash yield of 6.9%
- Sold 48 properties for $96.8 million, producing $36.3 million of gains on sale, net of noncontrolling interests, at a cap rate of 6.0%
- Raised $647.9 million of new long-term capital at attractive pricing
    - Raised $253.2 million in net proceeds from the issuance of 6,051,062 common shares
    - Raised $394.7 million in net proceeds from the issuance of 3.50% senior unsecured notes due 2027
- Paid off $250 million principal amount of 6.875% senior unsecured notes due 2017
- Expanded unsecured bank credit facility to $900 million while extending the term to January 2022 and reducing the interest rate to LIBOR + 87.5 basis points
- $779.5 million availability on bank credit facility at December 31, 2017
- 99.7% of properties are unencumbered with secured mortgage debt
- Total average annual shareholder return of over 11% for the past 5-, 10-, 15-, 20-, and 25-years exceeds industry averages

Selected Highlights for the quarter ended December 31, 2017:
- Investments:
    - $257.4 million in property investments, including the acquisition of 94 properties with an aggregate gross leasable area of approximately 955,000 square feet at an initial cash yield of 6.9%
- Dispositions:
    - Sold 17 properties with net proceeds of $41.0 million, producing $15.8 million of gains on sales at a cap rate of 5.7%
- Long-term capital:
    - Raised $81.0 million in net proceeds from the issuance of 1,946,089 common shares

Jay Whitehurst, Chief Executive Officer, commented: "2017 was another very strong year for National Retail Properties in every aspect of our business. Our healthy portfolio, our broad acquisition pipeline, and our strong balance sheet position us well to continue delivering consistent per share growth over a multi-year term and maintain our guidance of 4-5% growth in per share results for 2018."

National Retail Properties invests primarily in high-quality retail properties subject generally to long-term, net leases. As of December 31, 2017, the company owned 2,764 properties in 48 states with a gross leasable area of approximately 29.1 million square feet and with a weighted average remaining lease term of 11.5 years. For more information on the company, visit www.nnnreit.com.

Management will hold a conference call on February 13, 2018, at 10:30 a.m. ET to review these results. The call can be accessed on the National Retail Properties web site live at http://www.nnnreit.com. For those unable to listen to the live broadcast, a replay will be available on the company's web site. In addition, a summary of any earnings guidance given on the call will be posted to the company's web site.

Statements in this press release that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital and risks related to the company's status as a REIT. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

The reported results are preliminary and not final and there can be no assurance that the results will not vary from the final information filed on Form 10-K with the Commission for the quarter and year ended December 31, 2017. In the opinion of management, all adjustments considered necessary for a fair presentation of these reported results have been made.

Funds From Operations, commonly referred to as FFO, is a relative non-GAAP financial measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is

defined by the National Association of Real Estate Investment Trusts ("NAREIT") and is used by the company as follows: net earnings (computed in accordance with GAAP) plus depreciation and amortization of assets unique to the real estate industry, excluding gains (or including losses), any applicable taxes and noncontrolling interests on the disposition of certain assets, the company's share of these items from the company's unconsolidated partnerships and any impairment charges on a depreciable real estate asset.

FFO is generally considered by industry analysts to be the most appropriate measure of performance of real estate companies. FFO does not necessarily represent cash provided by operating activities in accordance with GAAP and should not be considered an alternative to net earnings as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers FFO an appropriate measure of performance of an equity REIT because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. The company's computation of FFO may differ from the methodology for calculating FFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to FFO, as defined by NAREIT, is included in the financial information accompanying this release.

Core Funds From Operations ("Core FFO") is a non-GAAP measure of operating performance that adjusts FFO to eliminate the impact of certain GAAP income and expense amounts that the company believes are infrequent and unusual in nature and/or not related to its core real estate operations. Exclusion of these items from similar FFO-type metrics is common within the REIT industry, and management believes that presentation of Core FFO provides investors with a potential metric to assist in their evaluation of the company's operating performance across multiple periods and in comparison to the operating performance of its peers because it removes the effect of unusual items that are not expected to impact the company's operating performance on an ongoing basis. Core FFO is used by management in evaluating the performance of the company's core business operations and is a factor in determining management compensation. Items included in calculating FFO that may be excluded in calculating Core FFO may include items like transaction related gains, income or expense, impairments on land or commercial mortgage residual interests, preferred stock redemption costs or other non-core amounts as they occur. The company's computation of Core FFO may differ from the methodology for calculating Core FFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to Core FFO is included in the financial information accompanying this release.

Adjusted Funds From Operations ("AFFO") is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO adjusts FFO for certain non-cash items that reduce or increase net income in accordance with GAAP. AFFO should not be considered an alternative to net earnings, as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers AFFO a useful supplemental measure of the company's performance. The company's computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to AFFO is included in the financial information accompanying this release.

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
Income Statement Summary				
Revenues:				
Rental and earned income	$ 145,187	$ 135,947	$ 568,083	$ 515,954
Real estate expense reimbursement from tenants	4,338	4,732	15,512	14,984
Interest and other income from real estate transactions	356	128	724	1,032
Interest income on commercial mortgage residual interests	366	392	614	1,677
	150,247	141,199	584,933	533,647
Operating expenses:				
General and administrative	8,712	9,408	33,805	36,508
Real estate	6,465	6,555	23,105	20,852
Depreciation and amortization	43,843	38,987	173,720	149,101
Impairment – commercial mortgage residual interests valuation	—	—	—	6,830
Impairment losses – real estate and other charges, net of recoveries	7,708	338	8,955	11,287
Retirement severance costs	192	—	7,845	—
	66,920	55,288	247,430	224,578
Other expenses (revenues):				
Interest and other income	(83)	(62)	(322)	(170)
Interest expense	27,016	24,429	109,109	96,352
Real estate acquisition costs	—	42	—	563
	26,933	24,409	108,787	96,745
Earnings before gain on disposition of real estate	56,394	61,502	228,716	212,324
Gain on disposition of real estate	15,791	4,624	36,655	27,182
Net earnings	72,185	66,126	265,371	239,506
Earnings attributable to noncontrolling interests	(17)	(34)	(398)	(6)
Net earnings attributable to NNN	72,168	66,092	264,973	239,500
Series D preferred stock dividends	—	(4,762)	(3,598)	(19,047)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Series F preferred stock dividends	(4,485)	(3,189)	(17,940)	(3,189)
Excess of redemption value over carrying value of Series D preferred shares redeemed	—	—	(9,855)	—
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Weighted average common shares outstanding:				
Basic	151,791	146,266	149,111	144,176
Diluted	152,148	146,763	149,433	144,661
Net earnings per share available to common stockholders:				
Basic	$ 0.42	$ 0.37	$ 1.45	$ 1.39
Diluted	$ 0.42	$ 0.37	$ 1.45	$ 1.38

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,				Year Ended December 31,			
	2017		2016		2017		2016	
Funds From Operations (FFO) Reconciliation:								
Net earnings available to common stockholders	$	63,586	$	54,044	$	217,193	$	200,877
Real estate depreciation and amortization:		43,764		38,907		173,404		148,779
Gain on disposition of real estate, net of noncontrolling interests		(15,791)		(4,579)		(36,258)		(27,137)
Impairment losses – depreciable real estate, net of recoveries		3,708		345		4,840		8,025
Total FFO adjustments		31,681		34,673		141,986		129,667
FFO available to common stockholders	$	95,267	$	88,717	$	359,179	$	330,544
FFO per common share:								
Basic	$	0.63	$	0.61	$	2.41	$	2.29
Diluted	$	0.63	$	0.60	$	2.40	$	2.28
Core Funds from Operations Reconciliation:								
Net earnings available to common stockholders	$	63,586	$	54,044	$	217,193	$	200,877
Total FFO adjustments		31,681		34,673		141,986		129,667
FFO available to common stockholders		95,267		88,717		359,179		330,544
Excess of redemption value over carrying value of preferred share redemption		—		—		9,855		—
Impairment – commercial mortgage residual interests valuation		—		—		—		6,830
Impairment losses – non-depreciable real estate		—		—		112		—
Retirement severance costs		192		—		7,845		—
Bad debt expense – loans		—		—		—		3,269
Total Core FFO adjustments		192		—		17,812		10,099
Core FFO available to common stockholders	$	95,459	$	88,717	$	376,991	$	340,643
Core FFO per common share:								
Basic	$	0.63	$	0.61	$	2.53	$	2.36
Diluted	$	0.63	$	0.60	$	2.52	$	2.35

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

| | Quarter Ended December 31, | | Year Ended December 31, | |
	2017	2016	2017	2016
Adjusted Funds From Operations (AFFO) Reconciliation:				
Net earnings available to common stockholders	$ 63,586	$ 54,044	$ 217,193	$ 200,877
Total FFO adjustments	31,681	34,673	141,986	129,667
Total Core FFO adjustments	192	—	17,812	10,099
Core FFO available to common stockholders	95,459	88,717	376,991	340,643
Straight-line accrued rent	(552)	(273)	(1,752)	(252)
Net capital lease rent adjustment	223	309	884	1,364
Below market rent amortization	(659)	(662)	(3,355)	(2,842)
Stock based compensation expense	1,962	2,689	8,750	10,758
Capitalized interest expense	(741)	(495)	(2,435)	(1,738)
Total AFFO adjustments	233	1,568	2,092	7,290
AFFO available to common stockholders	$ 95,692	$ 90,285	$ 379,083	$ 347,933
AFFO per common share:				
Basic	$ 0.63	$ 0.62	$ 2.54	$ 2.41
Diluted	$ 0.63	$ 0.62	$ 2.54	$ 2.41
Other Information:				
Percentage rent	$ 715	$ 776	$ 1,700	$ 1,735
Amortization of debt costs	$ 891	$ 810	$ 3,502	$ 3,086
Scheduled debt principal amortization (excluding maturities)	$ 130	$ 129	$ 510	$ 656
Non-real estate depreciation expense	$ 82	$ 83	$ 327	$ 333

2018 Earnings Guidance (Unchanged from November 2017):

Guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2018 Guidance
Net earnings per common share excluding any gains on sale of real estate, impairment charges or retirement severance costs	$1.53 - $1.57 per share
Real estate depreciation and amortization per share	$1.07 per share
Core FFO per share	$2.60 - $2.64 per share
AFFO per share	$2.64 - $2.68 per share
G&A expenses (excluding retirement severance costs)	$34 - $35 Million
Real estate expenses, net of tenant reimbursements	$8 - $9 Million
Acquisition volume	$500 - $600 Million
Disposition volume	$80 - $120 Million

National Retail Properties, Inc.
(in thousands)
(unaudited)

	December 31, 2017	December 31, 2016
Balance Sheet Summary		
Assets:		
Real estate:		
Accounted for using the operating method, net of accumulated depreciation and amortization	$ 6,428,928	$ 5,879,046
Accounted for using the direct financing method	9,650	11,230
Real estate held for sale	4,083	26,084
Cash and cash equivalents	1,364	294,540
Receivables, net of allowance	4,317	3,418
Accrued rental income, net of allowance	25,916	25,101
Debt costs, net of accumulated amortization	5,380	2,715
Other assets	80,896	92,017
Total assets	$ 6,560,534	$ 6,334,151
Liabilities:		
Line of credit payable	$ 120,500	$ —
Mortgages payable, including unamortized premium and net of unamortized debt cost	13,300	13,878
Notes payable, net of unamortized discount and unamortized debt costs	2,446,407	2,297,811
Accrued interest payable	20,311	19,665
Other liabilities	119,106	85,869
Total liabilities	2,719,624	2,417,223
Stockholders' equity of NNN	3,840,593	3,916,799
Noncontrolling interests	317	129
Total equity	3,840,910	3,916,928
Total liabilities and equity	$ 6,560,534	$ 6,334,151
Common shares outstanding	153,577	147,150
Gross leasable area, Property Portfolio (square feet)	29,093	27,204

National Retail Properties, Inc.
Debt Summary
As of December 31, 2017
(in thousands)
(unaudited)

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ 120,500	$ 120,500	L + 87.5 bps	2.155%	January 2022
Unsecured notes payable:					
2021	300,000	298,209	5.500%	5.689%	July 2021
2022	325,000	322,400	3.800%	3.985%	October 2022
2023	350,000	348,520	3.300%	3.388%	April 2023
2024	350,000	349,516	3.900%	3.924%	June 2024
2025	400,000	399,214	4.000%	4.029%	November 2025
2026	350,000	346,481	3.600%	3.733%	December 2026
2027	400,000	398,412	3.500%	3.548%	October 2027
Total	2,475,000	2,462,752			
Total unsecured debt	$ 2,595,500	$ 2,583,252			
Debt costs		(22,682)			
Accumulated amortization		6,337			
Debt costs, net of accumulated amortization		(16,345)			
Notes payable, net of unamortized discount and unamortized debt costs [1]		$ 2,446,407			

[1] Unsecured notes payable have a weighted average interest rate of 4.0% and a weighted average maturity of 6.9 years

Mortgages Payable	Principal Balance	Interest Rate	Maturity Date
Mortgage[1]	$ 13,392	5.230%	July 2023
Debt costs	(147)		
Accumulated amortization	55		
Debt costs, net of accumulated amortization	(92)		
Mortgages payable, including unamortized premium and net of unamortized debt costs	$ 13,300		

[1] Includes unamortized premium

National Retail Properties, Inc.
Property Portfolio

Top 20 Lines of Trade

	Line of Trade	As of December 31, 2017[1]	2016[2]
1.	Convenience stores	18.1%	16.9%
2.	Restaurants - full service	12.1%	11.8%
3.	Restaurants - limited service	7.6%	7.5%
4.	Automotive service	6.9%	6.6%
5.	Family entertainment centers	6.4%	5.8%
6.	Health and fitness	5.6%	5.7%
7.	Theaters	4.8%	4.9%
8.	Automotive parts	3.6%	3.9%
9.	Recreational vehicle dealers, parts and accessories	3.4%	3.4%
10.	Banks	2.5%	3.1%
11.	Medical service providers	2.4%	2.4%
12.	Wholesale clubs	2.2%	2.4%
13.	Equipment Rental	2.0%	0.7%
14.	Drug stores	1.9%	2.1%
15.	Furniture	1.9%	1.9%
16.	General Merchandise	1.8%	1.8%
17.	Home Improvement	1.8%	1.8%
18.	Consumer Electronics	1.8%	2.0%
19.	Travel Plazas	1.8%	1.9%
20.	Home furnishings	1.6%	1.7%
	Other	9.8%	11.7%
	Total	100.0%	100.0%

Top 10 States

	State	% of Total[1]		State	% of Total[1]
1.	Texas	18.2%	6.	Georgia	4.3%
2.	Florida	8.7%	7.	Tennessee	4.0%
3.	Illinois	5.4%	8.	Virginia	3.9%
4.	Ohio	5.3%	9.	Indiana	3.9%
5.	North Carolina	5.1%	10.	Alabama	3.1%

[1] Based on the annualized base rent for all leases in place as of December 31, 2017.
[2] Based on the annualized base rent for all leases in place as of December 31, 2016.

National Retail Properties, Inc.
Property Portfolio

Top Tenants (≥ 2.0%)

	Properties	% of Total [1]
Sunoco	124	5.1%
Camping World	46	4.2%
Mister Car Wash	96	4.1%
LA Fitness	30	3.8%
AMC Theatres	20	3.4%
Couche-Tard (Pantry)	86	3.2%
7-Eleven	77	3.1%
GPM Investments (Convenience Stores)	103	2.8%
Bell American (Taco Bell)	115	2.6%
Chuck E. Cheese's	53	2.3%
Suntrust	101	2.3%
BJ's Wholesale Club	8	2.2%
Frisch's Restaurant	74	2.0%

Lease Expirations[2]

	% of Total[1]	# of Properties	Gross Leasable Area [3]		% of Total[1]	# of Properties	Gross Leasable Area [3]
2018	2.0%	61	787,000	2024	2.2%	50	833,000
2019	2.7%	75	1,081,000	2025	4.7%	128	1,123,000
2020	3.5%	127	1,559,000	2026	5.6%	184	1,854,000
2021	4.1%	121	1,320,000	2027	8.7%	197	2,766,000
2022	6.4%	125	1,697,000	2028	5.5%	171	1,326,000
2023	2.6%	99	1,143,000	Thereafter	52.0%	1,395	13,214,000

(1) Based on the annual base rent of $585,304,000, which is the annualized base rent for all leases in place as of December 31, 2017.
(2) As of December 31, 2017, the weighted average remaining lease term is 11.5 years.
(3) Square feet.